SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-4694

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RR Donnelley Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

R.R. Donnelley & Sons Company

111 S. Wacker Drive

Chicago, Illinois 60606-4301

REQUIRED INFORMATION

Attached hereto are the RR Donnelley Savings Plan (formerly Donnelley Deferred Compensation and Voluntary Savings Plan) audited financial statements for the fiscal years ended December 31, 2009 and 2008, and supplemental schedule of assets held (at end of year) for the fiscal year ended December 31, 2009. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

RR Donnelley Savings Plan

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of the

RR Donnelley Savings Plan

Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits of RR Donnelley Savings Plan, (formerly Donnelley Deferred Compensation and Voluntary Savings Plan) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended are in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of RR Donnelley Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BAKER TILLY VIRCHOW KRAUSE, LLP

Chicago, Illinois

June 22, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the RR Donnelley Savings Plan (formerly Donnelley Deferred Compensation and Voluntary Savings Plan)

We have audited the accompanying statements of net assets available for benefits of the RR Donnelley Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 26, 2009

RR DONNELLEY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2009	2008
ASSETS
Investments, at fair value:
Plan interest in RR Donnelley Savings Plan
Master Trust	$1,885,431,834	$1,591,599,546
Participant loans	45,428,489	43,116,843

Total investments	1,930,860,323	1,634,716,389

LIABILITIES
Accrued expenses and other liabilities	285,640	1,753,648

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,930,574,683	1,632,962,741

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,424,040	26,968,600

NET ASSETS AVAILABLE FOR BENEFITS	$1,936,998,723	$1,659,931,341

The accompanying notes are an integral part of these financial statements

RR DONNELLEY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(EMPLOYER IDENTIFICATION NUMBER 36-10044130, PLAN NUMBER 003)

	2009	2008
ADDITIONS TO NET ASSETS:
Investment income (loss)
Interest income on participant loans	$2,676,257	$2,410,746
Plan interest in net investment income (loss) from RR Donnelley Savings Plan Master Trust	317,108,799	(465,593,070)

Total investment income (loss)	319,785,056	(463,182,324)

Contributions
Employer contributions	306,864	16,279,159
Participant contributions	95,547,447	96,438,634
Rollover contributions	1,308,607	6,343,210

Total contributions	97,162,918	119,061,003

Total additions, net	416,947,974	(344,121,321)

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	137,381,686	114,001,810
Administrative expenses	2,498,906	2,214,969

Total deductions	139,880,592	116,216,779

Net increase (decrease) before transfers	277,067,382	(460,338,100)

Net assets transferred from other plans	—	889,668, 489

Net increase after transfers	277,067,382	429,330,389

NET ASSETS, BEGINNING OF YEAR	1,659,931,341	1,230,600,952

NET ASSETS, END OF YEAR	$1,936,998,723	$1,659,931,341

The accompanying notes are an integral part of these financial statements.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 and 2008

NOTE 1 – PLAN DESCRIPTION

The following brief description of the RR Donnelley Savings Plan (the “Plan”) of R.R. Donnelley & Sons Company (the “Company”) is provided for general information only. Effective September 1, 2008, (i) the name of the Plan was changed from the Donnelley Deferred Compensation and Voluntary Savings Plan to the RR Donnelley Savings Plan and (ii) the Moore Wallace North America, Inc. Savings Plan was merged into the Plan. Refer to the Summary Plan Description or the Plan document for more complete information. The Plan was established to allow employees to save for retirement on a tax-advantaged basis. It is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and it is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by a committee established per the terms of the Plan.

Administration

The administrative and record keeping services are provided by Schwab Retirement Plan Services Company. All of the Plan assets are held in the RR Donnelley Savings Plan Master Trust (“the Master Trust”), formerly known as the Donnelley Deferred Compensation & Voluntary Savings Plan Master Trust. Through December 31, 2009, The Charles Schwab Trust Company was trustee of the Master Trust (“the Trustee”) and The Bank of New York Mellon was custodian. Effective January 1, 2010, the administrative and record keeping services were transferred to Hewitt Associates, LLC and The Bank of New York Mellon became Trustee/custodian.

Administrative Expenses

Administrative expenses paid by the Plan include recordkeeping fees, investment consulting fees, and most other administrative fees, including various printing and postage charges. Expenses paid by the Company include audit fees, legal fees, and some other administrative fees. Administrative expenses not paid by the Company that are specifically identified to a plan in the Master Trust are charged to that plan.

Eligibility

Generally, all employees are eligible to become Plan members (“participants”), unless they are part of a bargaining unit that does not participate in the Plan. There are currently no service or age requirements for participation in the Plan. Employees become eligible to participate in the Plan on the first day of employment with the Company or one of its participating affiliates and can enroll as soon as administratively practicable thereafter.

Contributions

Participants may elect to make before-tax and after-tax contributions under the Plan. Subject to certain limitations, the contribution election percentages allowed are from 1% - 85% of pay for both before-tax and after-tax, and the total of both elections cannot exceed 85% of pay.

During 2008, the Plan provided for a Company matching contribution equal to $0.25 for every before-tax dollar contributed, up to 6% of pay. The Company suspended this matching contribution, effective January 1, 2009, except with respect to members of certain collective bargaining units. In addition, the Plan permits the Company to provide a discretionary matching contribution to certain employees. For the 2008 and 2009 Plan years, no discretionary matching contributions were approved. Matching contributions are contributed to the Master Trust in cash and invested according to the participant’s current investment elections.

Participants may also roll over amounts to the Plan that were distributed from certain types of retirement plans and accounts.

Before-tax and after-tax contributions are funded by payroll deductions and must be made in whole percentages of employee earnings. Earnings of the Plan, as well as before-tax contributions and matching contributions to the Plan, generally are not taxable to the participants until withdrawn.

Participants can change investment elections and contribution allocations on a daily basis. Employer matching contributions are invested according to each participant’s investment elections.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 and 2008

NOTE 1 – PLAN DESCRIPTION (continued)

Contributions (continued)

Participants may invest up to 20% of their account balance and up to 20% of their current contributions in the Company Stock Fund, and may shift their contributions into and out of the Company Stock Fund at any time.

Vesting

Except with respect to certain members of collective bargaining units, participants are 100% vested with respect to all contributions and earnings of the Plan.

Participant Loans

Participants are permitted to borrow up to the lesser of 50% of their before-tax, after-tax, matching and rollover account balance, or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. Prior to August 1, 2006, participants were allowed two outstanding loans. Effective August 1, 2006, the Plan was amended to allow only one outstanding loan for a maximum loan period of four and a half years. Existing loans established prior to August 1, 2006, were grandfathered into the amended plan. The loans are secured by the balance in the participants’ accounts and bear interest at a rate equal to 1% over the prime rate, as published in the Wall Street Journal. The interest rate for the loans during 2009 ranged from a low of 4% to a high of 12%. The participant pays an administrative fee of $100 to Charles Schwab Retirement Plan Services Company at the inception of the loan.

Benefit Payments and Withdrawals

The value of a participant’s account may be distributed on retirement or other termination of employment or, subject to certain limitations, on the participant’s incurrence of a financial hardship, death or attainment of age 59.5. Special distribution rules apply to terminated employees on attainment of age 70.5. A participant may withdraw his or her after-tax contributions and rollover contributions at any time. As soon as practicable after a distribution or withdrawal is requested, payment will be made in a lump-sum cash amount or, in certain limited circumstances, in the form of Company stock.

Investment Options

The investment options provided under the Plan are as follows:

Auto-Adjusting Retirement Models (ARMs)—diversified portfolios comprised of the core investment options available in the Plan. The ARMs are designed to offer a simple investment solution and automatically reduce the level of risk as the participant ages based on the year they reach age 65. They are not funds, but are professionally designed investment strategies that use the core investment options within the Plan.

Stable Value Fund—the primary objective of the Stable Value Fund is safety of principal while maintaining appropriate liquidity.

Fixed Income Index Fund—this fund seeks to match the return of the Lehman Brothers Aggregate Bond Index. Effective November 1, 2008 the index was changed to the BarCap Aggregate Index.

Fixed Income Core Plus Fund—this fund seeks maximum total return, investing for both current income (bond coupons and dividends) and capital appreciation (bond price movements), consistent with preservation of capital and prudent investment management.

Large Cap Core Index Fund—this fund seeks investment results that parallel the performance of the unmanaged Standard & Poor’s 500 Index.

Large Cap Value Fund—this fund seeks to provide long-term returns in excess of the Russell 1000 Value Index.

Large Cap Growth Fund—this fund seeks to provide long-term returns in excess of the Russell 1000 Growth Index while incurring market like risk.

Small Cap Core Index Fund—the primary objective is to match the risk and return characteristics of the Russell 2000 Index.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 and 2008

NOTE 1 – PLAN DESCRIPTION (continued)

Small Cap Value Fund—this fund seeks long-term capital appreciation. The fund purchases value stocks of U.S. companies using a market capitalization weighted approach. The fund focuses on small-capitalization stocks.

Small-Mid Cap Growth Fund—the objective of this fund is long-term capital appreciation by owning small and mid-capitalization companies with above-average earnings growth potential that are available at reasonable valuations.

International Core Index Fund—the fund’s objective is to match the risk and return characteristics of the Morgan Stanley Capital International (“MSCI”) Europe, Australasia and Far East (“EAFE”) index.

International Equity Core Plus Fund—the objective of this fund is to outperform the MSCI EAFE Index through a core investment style that has risk characteristics similar to that of the MSCI EAFE index.

Company Stock Fund—consists primarily of RR Donnelley common stock and cash.

TRASOP Fund—maintains share accounting and consists exclusively of shares of R.R. Donnelley & Sons Company common stock. Effective January 1, 2010, the TRASOP fund ceased to use share accounting and was converted to a unitized fund.

Self-Directed Brokerage Account—participants can direct some or all of their account balance under the Plan into mutual funds, stocks, or bonds, invested at the participant’s discretion.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accounts of the Plan are maintained on the accrual basis of accounting. The plan has evaluated subsequent events through the issuance date, which is the date that the financial statements were approved and available to be issued, for events requiring recording or disclosure in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments held in the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Plan Distributions

Benefit payments to participants are recorded upon distribution. The trustee uses a distribution account to make all benefit payments. Amounts are transferred from the participant’s investment fund(s) to this account as directed by the Plan administrator.

Reclassification

For comparability, certain 2008 amounts have been reclassified to conform to classifications adopted in 2009.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 and 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan provides for various investment options including separate accounts, Company common stock, short-term investments and collective investment funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued guidance under ASC 820, formerly known as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. ASC 820 reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance was adopted by the Plan during 2009 and did not have a material impact on the Plan’s financial statements.

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial statements.

During 2009, the Plan adopted FASB Statement No. 165, Subsequent Events, or ASC 855, which was issued in May 2009 and is effective for fiscal years and interim periods ending after June 15, 2009. ASC 855 requires evaluation of subsequent events through the date of financial statement issuance. The adoption of this guidance is reflected in these financial statements.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 and 2008

NOTE 3 – PLAN MERGERS

On August 29, 2008, Moore Wallace North America, Inc. approved, and the Company consented to, the merger of the Moore Wallace North America, Inc. Savings Plan into the Plan. The effective date of the merger was September 1, 2008 and total assets transferred on that date was $889,668,489.

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN MASTER TRUST

Prior to the merger of the Moore Wallace North America, Inc. Savings Plan into the Plan, the assets of the Moore Wallace North America, Inc. Savings Plan and the Plan were held in the Master Trust. Each plan had an undivided interest in the Master Trust. Prior to the Plan merger, each plan’s interest in the net assets of the Master Trust was based on the individual plan participants’ investment balances. During the year ended December 31, 2008, the assets of the Moore Wallace North America, Inc. Savings Plan were merged into the Plan. As such, the assets as of December 31, 2009 and 2008 held in the Master Trust relate only to the Plan.

As described in Accounting Standards Codification 960, issued by the Financial Accounting Standards Board, “Plan Accounting – Defined Benefit Pension Plans” (“ASC 960”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The amounts relating to the investment contract fair value, and related adjustment, are broken out in the Master Trust detail below.

At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was 100% (reflecting the merger described above). Interest and dividends, along with net appreciation (depreciation) in the fair value of investments, are accounted for on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 and 2008

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN MASTER TRUST (continued)

The following table presents the assets held by the Master Trust at December 31, 2009 and 2008:

	2009	2008
Investments at fair value:
Separate accounts	$1,284,067,533	$1,047,366,827
Collective trust fund	505,664,172	483,450,762
R.R. Donnelley & Sons Company common stock	54,762,089	31,573,664
Common stock and mutual funds	27,100,259	27,133,933

	1,871,594,053	1,589,525,186

Cash and money market funds	11,245,733	1,264,062
Contributions and other receivables	2,592,048	810,298

Total assets	1,885,431,834	1,591,599,546

Accrued expenses and other liabilities	285,640	1,753,648

Net assets at fair value	1,885,146,194	1,589,845,898

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,424,040	26,968,600

Net assets	$1,891,570,234	$1,616,814,498

The following table reconciles the Master Trust net assets presented above to the Master Trust Form 5500 as filed by the Company:

	2009	2008
Net assets	$1,891,570,234	$1,616,814,498
Less: Participant withdrawals payable	(326,944)	(662,805)

NET ASSETS PER THE FORM 5500	$1,891,243,290	$1,616,151,693

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 and 2008

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN MASTER TRUST (continued)

Investment income of the Master Trust for the year ended December 31, 2009, is summarized as follows:

2009
Net appreciation in fair value of investments:
Separate accounts	$235,297,258
Collective trust fund	17,124,175
R.R. Donnelley & Sons Company common stock	26,000,870
Common stock and mutual funds	7,694,454
Dividends and interest	30,992,042

Investment income	$317,108,799

Investment loss of the Master Trust for the year ended December 31, 2008, is summarized as follows:

2008
Net appreciation (depreciation) in fair value of investments:
Separate accounts	$(486,980,140)
Collective trust fund	23,248,220
R.R. Donnelley & Sons Company common stock	(48,804,028)
Common stock and mutual funds	(14,887,455)
Dividends and interest	1,402,677

Investment (loss)	$(526,020,726)

The fair values of the Master Trust’s investments that represent 5% or more of the Master Trust’s net assets, at December 31, 2009 and 2008, are summarized as follows:

	December 31, 2009	December 31, 2008

Galliard Stable Value	512,088,212	510,419,362

AJO Large Cap Value	244,287,258	211,270,287

Arrowstreet International Equity Core	172,059,363	132,154,791

Dimensional Small Cap Value	96,219,669	73,141,528	*

Frontier Small/Mid Cap Growth	94,860,941	68,917,193	*

Intech Large Cap Growth	187,066,825	149,643,464

PIMCO Fixed Income Core Plus	200,573,558	165,470,555

Vanguard Large Cap Core Index	121,724,132	103,852,168

*	-The Dimensional Small Cap Value Fund and the Frontier Small/Mid Cap Growth Fund asset balances as of December 31, 2008 did not represent 5% or more of the Master Trust’s net assets; however, they are included in this table because the balances for each fund are greater than 5% of the Master Trust’s net assets as of December 31, 2009.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 and 2008

NOTE 5 – GALLIARD STABLE VALUE FUND

The Master Trust, holding the Plan assets, entered into benefit-responsive investment contracts via investment in the Galliard Stable Value Fund, a collective investment fund.

The fund primarily invests in traditional guaranteed investment contracts and security-backed contracts issued by insurance companies and other financial institutions. Traditional GICs are backed by the general account of the contract issuer. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest is accrued on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds that are owned by the fund. Security-backed contracts are considered either “targeted benchmark” (underlying investments are managed to a specific benchmark) or “targeted duration” (underlying investments are managed to a specific duration). The portfolio underlying the contract is maintained separately from the contract issue’s general assets, usually by a third party custodian. The interest crediting rate of a security-backed contract is based on the contract value and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustment to the future interest crediting rate, rather than reflected immediately in the net assets of the fund.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through Galliard’s credit analysis. The fund requires that each investment contract, and subsequently the issuers of each contract, have at least an “A” rating as of the contract effective date, and that all underlying portfolio assets be rated investment grade at the time of purchase.

The primary variables impacting the future crediting rates of security-backed contracts include:

•	The current yield of the assets underlying the contract;

•	The duration of the assets underlying the contract; and

•	The existing difference between the fair value and contract value of the assets within the contract.

The GICs provide a fixed-rate of interest over the term to maturity of the contract, and therefore do not experience fluctuating crediting rates.

The yield earned by the fund at December 31, 2009 and 2008 was 3.86% and 5.29%, respectively. This represents the annualized earnings of all investments in the fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the fund at December 31, 2009, or 2008, as applicable.

The yield earned by the fund with an adjustment to reflect the actual interest rate credited to participants in the fund at December 31, 2009 and 2008, was 3.27% and 4.10%, respectively. This represents the annualized earnings credited to participants in the fund divided by the fair value of all investments in the fund at December 31, 2009, or 2008, as applicable.

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset. Security-backed contracts cannot credit an interest rate that is less than 0%.

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates. The adjustment from fair value to contract value for fully benefit-responsive investment contracts was $6,424,040 and $26,968,600 for the periods ended December 31, 2009 and 2008, respectively.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 and 2008

NOTE 5 – GALLIARD STABLE VALUE FUND (continued)

Generally, there are not any events that could limit the ability of the Plan to execute transactions at contract value; also, there are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value.

NOTE 6 – FAIR VALUE MEASUREMENTS

The Plan adopted Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” (“ASC 820”) as of January 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not change the requirements to apply fair value in existing accounting standards. A summary of the fair value hierarchy under ASC 820 is described below.

Various inputs are used in determining the value of the Plan’s investments. These inputs are summarized in the three broad levels listed below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy of ASC 820:

Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded. Common stocks are classified as Level 1 since it is actively traded on the market or exchange. Self-directed brokerage accounts are classified as Level 1.

Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments. All separate mutual funds that are separately managed and not traded on an exchange are classified as Level 2.

Participant loans – Valued at amortized cost, which approximates fair value. The Plan’s participant loans are unobservable and significant to the fair value measurement; accordingly these participant loans are classified as Level 3.

Collective trust fund – The investment relates to the Galliard Stable Value Fund as discussed in Note 5. GICs issued by insurance companies and other financial institutions at fixed rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest which has not been received from the issuer. Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the contract, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the contract, fair value of the underlying portfolio, and accrued interest on the underlying portfolio assets.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 and 2008

NOTE 6 – FAIR VALUE MEASUREMENTS (continued)

The fair value of the GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. As such, these assets are classified as Level 2.

Cash and other – Carrying value approximates fair value. Cash and all other assets and liabilities are classified as Level 1.

R.R. Donnelley & Sons Company common stock – The fair value of R.R. Donnelley & Sons common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts. The Company invests in various assets in which valuation is determined by NAV. The Company believes that the NAV is representative of fair value at the reporting date, as there are no significant restrictions on redemption on these investments or other reasons to indicate that the investment would be redeemed at an amount different than the NAV.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

Asset Category	Level 1	Level 2	Level 3	Total

Common stock and mutual funds	$27,100,259	$1,284,067,533	$—	$1,311,167,792
Participant loans	—	—	45,428,489	45,428,489
Collective trust fund	—	505,664,172	—	505,664,172
R.R. Donnelley & Sons common stock	54,762,089		—	54,762,089
Cash and other	13,837,781	—	—	13,837,781

	$95,700,129	$1,789,731,705	$45,428,489	$1,930,860,323

The following table provides a summary of changes in fair value of the Plan’s Level 3 assets:

Participant Loans
Balance - January 1, 2009	$43,116,843
Purchases, sales, issuances, and settlements (net)	2,311,646

Balance - December 31, 2009	$45,428,489

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 and 2008

NOTE 6 – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Asset Category	Level 1	Level 2	Level 3	Total

Common stock and mutual funds	$1,074,935,915	$—	$—	$1,074,935,915
Participant loans	—	—	43,116,843	43,116,843
Guaranteed investment contracts	—	483,450,762	—	483,450,762
R.R. Donnelley & Sons common stock	31,573,664		—	31,573,664
Cash and other	1,639,249	—	—	1,639,249

	$1,108,148,828	$483,450,762	$43,116,843	$1,634,716,433

The following table provides a summary of changes in fair value of the Plan’s Level 3 assets:

Participant Loans
Balance - January 1, 2008	$27,046,785
Purchases, sales, issuances, and settlements (net)	16,070,058

Balance - December 31, 2008	$43,116,843

NOTE 7 – TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on November 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code, (the “Code”) including Sections 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, having consulted with the Plan’s counsel, believes that the Plan and its related trust remain tax-exempt as of the financial statement. A letter of request for a new determination letter was filed on December 28, 2006. The IRS has not yet issued a determination letter pursuant to this request.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of the participants in their account balances will, to the extent not already vested, become 100% vested.

NOTE 9 – RELATED PARTY TRANSACTIONS

At December 31, 2009, the Master Trust held an aggregate of 6,271,794 shares/units of Company common stock in the TRASOP Fund and the Company Stock Fund, which funds are primarily invested in common shares of Company stock with an original cost of $62,002,356 and a market value of $54,762,090. At December 31, 2008, the Master Trust held an aggregate of 6,158,756 shares/units of Company common stock in the TRASOP Fund and the Company Stock Fund, which funds are primarily invested in common shares of Company stock with an original cost of $69,249,924 and a market value of $31,573,664.

These investments qualify as party-in-interest transactions. However, they are exempt from the prohibited transactions rules of ERISA.

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 and 2008

NOTE 10 – RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Plan Form 5500 as filed by the Company:

	2009	2008
Net assets available for Plan benefits per the financial statements	$1,936,998,723	$1,659,931,341
Less: Participant withdrawals payable	(326,944)	(662,805)

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$1,936,671,779	$1,659,268,536

The following is a reconciliation of benefits paid to participants per the financial statements to the Plan Form 5500 at December 31, 2009 and 2008:

	2009	2008
Participant withdrawals per the financial statements	$137,381,686	$114,001,810
Add: amounts allocated to withdrawing participants at December 31, 2009 and 2008, respectively	326,944	662,805
Less: amounts allocated to withdrawing participants at December 31, 2008 and 2007, respectively	(662,805)	(1,632,912)

PARTICIPANT WITHDRAWALS PER THE FORM 5500	$137,045,825	$113,031,703

Amounts allocated to withdrawing participants are recorded on the Plan Form 5500 for withdrawals that have been processed and approved for payment prior to December 31st, but not yet paid as of that date.

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
*	Participant Loans	$45,428,489 principal amount, interest rates ranging from 4.00% to 12.00%, due through September 18, 2020	**	$45,428,489

*	Party-in-interest.
**	Investments are participant directed; therefore, historical cost information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RR DONNELLEY SAVINGS PLAN

By:	/S/ ANNE PEASE
Name:	Anne Pease
Title:	Applicable Administrative Named Fiduciary by virtue of holding the office of Vice President, Benefits, R. R. Donnelley & Sons Company

Date:	June 22, 2010

RR DONNELLEY SAVINGS PLAN

December 31, 2009 and 2008

Index to Exhibits

EXHIBIT NUMBER

23.1	Baker Tilly Virchow Krause, LLP Consent of Independent Registered Public Accounting Firm – RR Donnelley Savings Plan as of December 31, 2009.

23.2	Washington, Pittman & McKeever, LLC Consent of Independent Registered Public Accounting Firm – RR Donnelley Savings Plan as of December 31, 2008.